 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 2

GRIFFIN-AMERICAN HEALTHCARE REIT II, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$30,000,000	$4,092.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 3,000,000 Shares at a purchase price equal to $10.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,092
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: June 30, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC, AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 3,000,000 shares of common stock (the “Shares”) in Griffin-American Healthcare REIT II, Inc. (the “REIT”), the subject company, at a purchase price equal to $10.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 30, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of approximately 746,215 Shares. Additionally, 38 shareholders tendered all of their shares but did not indicate how many shares they owned, so this number may increase, but not enough that the Offer could be over-subscribed.  Thus, all shares tendered were accepted for payment.  The Purchasers will pay for all such tendered Shares immediately upon receipt of confirmation from the REIT (or its transfer agent) that the tendered Shares will be transferred to the Purchasers.

Following purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 746,515 Shares, or approximately 0.25% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 15, 2014

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson